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Writer’s Direct Number 212.756.2565	Writer’s E-mail Address neil.rifkind@srz.com

October 31, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Craig E. Slivka

Re:	Pretium Packaging, L.L.C. Registration Statement on Form S-4 File No. 333-176592 (the “Registration Statement”)

Dear Mr. Slivka:

On behalf of Pretium Packaging, L.L.C. (the “Company”) and Pretium Finance, Inc. (together with the Company, the “Registrants”), we have filed simultaneously by EDGAR Amendment No. 2 to the above referenced Registration Statement (“Amendment No. 2”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter, dated October 20, 2011, concerning the Registration Statement (the “Comment Letter”). For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

October 31, 2011

Summary Consolidated Historical and Pro Forma Financial Information

Net Loss to Adjusted EBITDA Reconciliation, page 12

1.	We note your response to our prior comment number 26. It appears you are continuing to incur the material and labor variances that you mention in note (i) through the 16 months following the February 10, 2010 combination of Pretium and Novapak. Your disclosure indicates that you have adjusted for these items as they are not indicative of your ongoing operating performance. Please tell us when you expect these variances to cease or otherwise become part of your ongoing operating performance. In addition, it remains unclear why these variances are considered “noteworthy”. Please tell us and expand your disclosures to more fully describe the nature of these variances and address the reasons why these variances should not be considered indicative of your ongoing performance.

The Registrants consider these material and labor variances to be noteworthy as the Company incurred incremental costs to manufacture its products as compared to its standard operating costs reflected in its historical results. Variances in the amount of $1.1 million, $0.8 million and $0.4 million were incurred during the three month period ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively. These material and labor variances associated with the integration plans ceased in the period ended June 30, 2011. The Registrants have added disclosure to the Registration Statement to more fully describe the nature of these variances and address the reasons why these variances should not be considered indicative of ongoing performance.

Unaudited Pro Forma Combined Financial information

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations., page 43

1) Cost of sales

2.	We note your response to our prior comment number 28 and we are unable to agree with your conclusion. It appears that you are extending the notion of “directly attributable” beyond the effects of the original acquisition transaction. Please remove your pro forma adjustment which removes the effects of purchase accounting in your cost of sales.

The revisions requested by the Staff have been made.

2) Selling, general and administrative

3.

We note your response to our prior comment number 29 and are unable to agree with your conclusion. For SEC pro forma purposes, it is not appropriate to make adjustments to the historical financial statements. In the case of your former chairman’s salary and benefits, this adjustment is not directly attributable to the acquisition transaction and is an extension of the notion of directly attributable.

October 31, 2011

Please note that you may instead provide supplementary pro forma note disclosure to discuss the former chairman’s salary.

The revisions requested by the Staff have been made and supplementary pro forma note disclosure has been added.

3) Gain on foreign currency exchange

4.	It appears that this adjustment is not directly attributable to the acquisition transaction. Please remove this adjustment from your pro forma

The revisions requested by the Staff have been made.

4) Depreciation associated with other assets

5.	We note your response to our prior comment number 30. It remains unclear why this is an appropriate pro forma adjustment. Your added disclosure indicates that you are adjusting to reflect the step up in value related to this property. Please explain why the resulting adjustment to depreciation expense is a negative value given the step up in value related to these assets.

In addition to the step up in fair value of these assets, the Registrants’ adjustment includes a reclassification of depreciation expense associated with certain Novapak property, plant and equipment from operating expenses to cost of sales. This is necessary to conform the financial statement presentation of the depreciation expense associated with Novapak’s property, plant, and equipment to the acquirer’s financial statement presentation, as previously Novapak had presented all depreciation expenses within costs and expenses. We consider this adjustment appropriate as Novapak’s historical financial statements do not present gross profit and this adjustment does not alter any previous forms of financial measurement of the acquiree. Please see the PVC Container Corporation’s consolidated statement of operations on page F-43. The Registrants have revised the adjustment to identify what portion of the adjustment corresponds to this reclassification.

5) Bank related loan costs

6.	It appears that this adjustment is an adjustment to your historical financial statements. Please remove this adjustment from your pro forma.

The revisions requested by the Staff have been made. In addition, the Registrants removed the adjustment to interest expense, which recorded the effects of the Successor refinancing, as this event is not directly attributable to the Acquisition.

7) Acquisition fees and expenses

7.	We note your response to our comment number 31 and are unable to agree with your conclusion. It appears that you are adjusting the historical financial statements in this adjustment. Please remove the adjustment from your pro forma.

The Registrants’ adjustment to eliminate acquisition fees included in the historical financial statements, as presented in Amendment No. 1 to the Registration Statement, eliminated all acquisition fees and expenses as they were considered to be directly related to the Acquisition and nonrecurring in nature. Per the SEC’s Financial Reporting

October 31, 2011

Manual, Topic 3 Pro Forma Financial Information, paragraph 3250.1(c)(ii). “Direct, incremental costs of the specific acquisition which are reflected in the historical financial statements of either the target or acquirer – An adjustment should remove those costs from the pro forma income statement as a nonrecurring charge directly related to the transaction.” After further consideration of this guidance and discussions with members of the Staff, the Registrants revised the adjustment to exclude only the portion of the fees that the Registrants determined to be directly related to the transaction. The Registrants identified approximately $0.8 million of fees that were not directly related to the Acquisition and have revised Amendment No. 2 to the Registration Statement to include these fees in the pro forma results. The Registrants believe this adjustment is appropriate and in accordance with the guidance referenced above.

10) Other expense

8.	We note your response to our prior comment number 32 and are unable to agree with your conclusion. Your disclosure states that the leases were terminated immediately prior to the acquisition. As such, this represents an adjustment to the historical financial statements and is not directly attributable to the acquisition transaction. Please remove this pro forma adjustment.

The revisions requested by the Staff have been made.

9.	Given the number and reissuance of comments associated with your pro forma information, please consider contacting us to discuss these pro forma comments.

The Registrants appreciate the Staff making themselves available to discuss these pro forma comments.

Expiration Date: Extensions: Amendment. page 69

10.	Notwithstanding the representation in response to prior comment 16 that the reference to an oral notice of an extension has been deleted, the reference to an oral notice of an extension remains under (a) in paragraph 3. Please delete.

The revision requested by the Staff has been made.

Exhibit 5.1

11.	Please remove assumption (iii) in the fifth paragraph relating to the persons’ authority signing the indenture and other agreements because it assumes a material fact underlying the opinion. Please also remove the assumptions in the second full paragraph on page 2.

The revisions requested by the Staff have been made and Exhibit 5.1 has been re-filed.

October 31, 2011

Exhibits 10.3 and 10.5

12.	The responses to prior comments 36 and 37 indicate that you are seeking confidential treatment for portions of the exhibits. Allow us sufficient time to review the confidential treatment application before requesting acceleration of the registration statement’s effectiveness. Note that you must resolve any issue concerning the confidential treatment application before requesting acceleration of the registration statement’s effectiveness.

The Registrants acknowledge the Staff’s comment and appreciate the Staff working with the Registrants to meet their timing.

*****

Your prompt review of Amendment No. 2 to the Registration Statement is greatly appreciated. If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 756-2565 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind

cc:	Robert A. Robison, Pretium Packaging, L.L.C. Michael R. Littenberg, Schulte Roth & Zabel LLP